QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
					For the Period from Inception to December 31, 2010
(in thousands, except ratio)	2014	2013	2012	2011
Earnings:
Net income	$255,998	$190,411	$131,919	$53,232	$(52,040)
Add:
Provision for income taxes	138,778	103,031	72,054	29,609	(8,875)
Fixed charges	263,982	225,740	167,638	68,797	53,673
Less:
Capitalized interest	(42,775)	(32,659)	(19,388)	(10,390)	(1,769)

Earnings as adjusted (A)	$615,983	$486,523	$352,223	$141,248	$(9,011)

Fixed charges
Interest expense	$220,590	$192,370	$147,413	$57,692	51,743
Capitalized interest	42,775	32,659	19,388	10,390	1,769
Interest factors of rents(1)	617	711	837	715	161

Fixed charges as adjusted (B)	$263,982	$225,740	$167,638	$68,797	$53,673

Ratio of earnings (loss) to fixed charges ((A) divided by (B))(2)	2.33	2.16	2.10	2.05	—

(1)
Estimated to be 1/3 of rent expense.

(2)
For the period from inception to December 31, 2010, earnings were insufficient to cover fixed charges by $62.7 million.

QuickLinks

  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES